March 16, 2007

VIA EDGAR AND FAX

Mr. John Cash
Staff Accountant
Division of Corporate Finance
U,.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Sub Surface Waste Management of Delaware, Inc

File No. 033-3378-D

Form 10-KSB for year ended September 30, 2005
Form 10-KSB for the fiscal quarter ended December 31, 2005
Form 10-QSB for the fiscal quarter ended March 31, 2006
Form 10-QSB for the fiscal quarter ended June 20, 2006

Dear Mr. Cash:

This will acknowledge receipt of your letter of comment dated January 24, 2007, with regard to the above referenced filings. Our responses, which follow your comments are as follows;

Comment - Prior Comment Ten

In regard to your response to prior comment ten, please tell us when you expect to file amendments to your form 10-KSB for the fiscal year ended September 30, 2005 and Forms 10-QSB for the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006.

Response:

We expect to file amendments to our your form 10-KSB for the fiscal year ended September 30, 2005 and Forms 10-QSB for the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006, by March 19, 2007.

Comment - Prior Comment Eleven

We note your response to prior comment eleven. However, the except from Item 310(b)(2)(1) of Regulation S-B which states that, “cash flow statements should include cash flows from operating, investing and financing activities as well as cash at the beginning and end of each period and the increase or decrease in such balance,” does not imply that you should present cash flows from investing and financing activities as single figures, but rather that these items should be included in the statement of cash flows. In this regard, please revise your future quarterly reports to show the individual components of investing and financing activities as required by paragraph 31 of SFAS 95, Statement of Cash Flows. We note that you may show cash provided by operating activities as a single figure.

Response

We will include investing and financing activities as items in our future quarterly reports to show the individual components of investing and financing activities as required by paragraph 31 of SFAS 95, Statement of Cash Flows.

Comment - Form 10-KSB for the Fiscal Year Ended September 30, 2006

We note the following changes or errors related to your certifications required by Exchange Act Rule 13a-14(a):

•	In paragraphs two and three and four you have replaced the work “report” with “annual report”;

•	In paragraphs three and 4(a), references are made to “quarterly report”;

•	In the introduction language in paragraph 4 you referenced internal control over financial reporting although you are yet required to comply with Items 308(a) and 308(b) of Regulation S-B; and

•	In paragraph 4(c) you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report).”

In future annual and interim filings, please revise your certifications using the exact wording as provided in Item 601(B)(31) of Regulation S-B.

Response

In future annual and interim filings our certifications will use the exact wording as provided in Item 601(B)(31) of Regulation S-B.

The Company acknowledges that;

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

This response letter has been reviewed by our auditors. You may contact the undersigned if you have any questions at (760) 918-1860 x 111

Yours truly, Sub Surface Waste Management of Delaware, Inc

By:	/s/ Conrad Nagel
Chief Financial Officer